**CHICAGO STEAK COMPANY, INC.**

*Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015*

April 27, 2017



**Independent Accountant's Review Report**

To Management
Chicago Steak Company, Inc.
Gaithersburg, Maryland

We have reviewed the accompanying balance sheet of Chicago Steak Company, Inc. as of December 31, 2016, and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

*Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

*Accountant's Responsibility*

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

*Accountant's Conclusion*

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 27, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

**CHICAGO STEAK COMPANY, INC.**
**BALANCE SHEET**
**DECEMBER 31, 2016 AND 2015**
_____

**ASSETS**

|  | 2016 | 2015 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 1,065,990 | $ 659,439 |
| Investments | 66,290 | 70,695 |
| Loan receivable, related party | 1,700 | 1,700 |
| Inventory | - | 19,679 |
| TOTAL CURRENT ASSETS | 1,133,980 | 751,513 |
| **NON-CURRENT ASSETS** | | |
| Property and equipment, net | 290 | 483 |
| TOTAL NON-CURRENT ASSETS | $ 290 | $ 483 |
| TOTAL ASSETS | $ 1,134,270 | $ 751,996 |

**LIABILITIES AND SHAREHOLDERS' EQUITY**

|  | 2016 | 2015 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable | 1,009,643 | 151,152 |
| Accrued expenses | - | 655,427 |
| Deferred revenue | 11,627 | 110,732 |
| Note payable | 150,535 | 86,832 |
| TOTAL CURRENT LIABILITIES | $ 1,171,805 | $ 1,004,143 |
| TOTAL LIABILITIES | 1,171,805 | 1,004,143 |
| **SHAREHOLDERS' EQUITY** | | |
| Common Stock (36,620 shares authorized, issued, and oustanding) | 72,164 | 72,164 |
| Additional paid-in capital | 428,346 | 181,093 |
| Retained Earnings (Deficit) | (538,045) | (505,404) |
| TOTAL SHAREHOLDERS' EQUITY | (37,535) | (252,147) |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 1,134,270 | $ 751,996 |

**CHICAGO STEAK COMPANY, INC.**

**INCOME STATEMENT**

**FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015**

Unaudited Financials

| | 2016 | 2015 |
|---|---|---|
| **Operating Income** | | |
| Sales | $ 2,771,462 | $ 2,307,099 |
| Cost of sales | 1,875,932 | 1,556,094 |
| **Gross Profit** | 895,529 | 751,005 |
| **Operating Expense** | | |
| General & administrative | 929,219 | 810,967 |
| | 929,219 | 810,967 |
| **Net Income from Operations** | (33,690) | (59,962) |
| **Other Income (Expense)** | | |
| Interest income | 1,830 | 322 |
| Dividend income | - | 2,435 |
| Unrealized gain (loss) on trading securities | 4,906 | (17,465) |
| Interest expense | (4,087) | (14,965) |
| Misc. expense | (1,600) | (25,485) |
| **Net Income** | $ (32,641) | $ (115,120) |

**CHICAGO STEAK COMPANY, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015**

_____

|  | 2016 | 2015 |
|---|---|---|
| Net Income (Loss) For The Period | $ (32,641) | $ (115,120) |
|  |  |  |
| **Cash Flows From Operating Activities** |  |  |
| Change in inventory | 19,679 | (16,711) |
| Change in Payables | 858,491 | 7,499 |
| Change in accrued expense | (655,427) | (234,657) |
| Change in deferred revenue | (99,105) | 54,289 |
| Depreciation | 193 | 375 |
|  |  |  |
| **Net Cash Flows From Operating Activities** | 123,831 | (189,205) |
|  |  |  |
| **Cash Flows From Investing Activities** |  |  |
| Sale (purchase) of trading securities | 9,311 | 419,597 |
| Unrealized loss (gain) on trading securities | (4,906) | 17,465 |
|  |  |  |
| **Net Cash Flows From Investing Activities** | 4,405 | 437,062 |
|  |  |  |
| **Cash Flows From Financing Activities** |  |  |
| Change in notes payable | 63,703 | 86,832 |
| Change in line of credit | - | (1,911) |
| Change in additional paid in capital | 247,253 | - |
|  |  |  |
| **Net Cash Flows From Financing Activities** | 310,956 | 84,921 |
|  |  |  |
| **Cash at Beginning of Period** | 659,439 | 441,781 |
| **Net Increase (Decrease) In Cash** | 406,551 | 217,658 |
| **Cash at End of Period** | $ 1,065,990 | $ 659,439 |

**Chicago Steak Company, Inc.**
**Notes to the Financial Statements**
**December 31, 2016 and 2015**

Note 1:    Summary of Significant Accounting Policies:

The following items comprise the significant accounting policies of Chicago Steak Company, Inc. (the Company). The policies reflect industry practices and conform to accounting principles generally accepted in the United States of America.

Company's Activities:

The Company is a Maryland S-Corporation that was formed in March 2007. The Company is a Chicago-based purveyor of USDA Prime steaks, seafood, and other meats that are selected, cut, and curated by expert butchers. The Company is known first for its distinguished steaks, such as USDA Prime Dry Aged Steaks, which are dry aged for 28 to 40 days in a temperature-and humidity-controlled environment to ensure rich, abundant flavor. The company also delivers locally sourced seafood, as well as fine cuts of chicken, turkey, steak burgers, pork, and ribs.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Investments:

Investments at December 31, 2016 and 2015 consist of equity securities. The Company classifies its equity securities that have readily determinable fair values as trading securities. Trading securities are bought and held principally for the purpose of selling them in the near term. Trading securities are recorded at fair value. Investment income or loss (including unrealized gains and losses on trading securities, interest, and dividends) is included in earnings.

Inventory:

Inventory consists of packaging materials and supplies stated at the lower of cost or market using the first-in, first-out method.

**Chicago Steak Company, Inc.**
**Notes to the Financial Statements**
**December 31, 2016 and 2015**

Loan Receivable, Related Party:

Loan receivable, related party to a stockholder of the Company consists of a non-interest bearing demand note. For the years ended December 31, 2016 and 2015 loan receivable, related party totaled $1,700 and $1,700, respectively.

Property and Equipment:

Property and equipment, carried at cost, is depreciated over the estimated useful life of the related asset. Costs of repairs and maintenance are charged to expense. Upon retirement or disposal of property and equipment, the costs and related depreciation are removed from the accounts, and gains or losses, if any, are reflected in the earnings for financial and income tax reporting purposes. Depreciation is provided for under accelerated methods and the estimated useful lives used for calculating depreciation for property and equipment are as follows:

|  | Life |
| --- | --- |
| Computer equipment | 5 years |
| Furniture | 7 years |

Impairment of Long-Lived Assets:

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then assets are written down first, followed by other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. There were no impairment losses recognized for long-lived assets for the years ended December 31, 2016 and 2015.

Revenue Recognition:

The Company recognizes revenue when the following have occurred: persuasive evidence of an arrangement exists; delivery has occurred; the price is fixed or determinable; and collectability is probable. The Company has concluded that these criteria have been met upon shipment of product. The Company classifies freight billed to customers as sales revenue and the related freight costs as cost of sales. Additional freight costs incurred by the Company are classified as general operating expenses.

**Chicago Steak Company, Inc.**
**Notes to the Financial Statements**
**December 31, 2016 and 2015**

Deferred Revenue:

Customer purchases of gift certificates are not recognized as revenue until the card is redeemed and the customer purchases merchandise using the gift certificate. Gift certificates do not carry an expiration date; therefore, customers can redeem their gift certificates for merchandise indefinitely. A certain number of gift certificates will not be fully redeemed.

Management estimates unredeemed gift certificates and recognizes revenue for these amounts based on historical redemption rates. Management periodically reviews and updates its estimates for unredeemed gift certificates. For the years ended December 31, 2016 and 2015 unredeemed gift certificates classified as deferred revenue totaled $11,627 and $110,732, respectively.

Advertising:

The Company expenses advertising costs as incurred, which amounted to $554,457 and $631,548 for the years ended December 31, 2016 and 2015. Advertising expenses are included in general and administrative expenses.

Income Taxes:

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and similar provisions in the State of Maryland. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. The Company's federal information filings for 2014, 2015, and 2016 remain subject to review by that agency until 2018, 2019, and 2020, respectively.

Under provisions in the State of Maryland, income or loss is includable in the taxable income or loss allocated to the respective stockholders. However, under these provisions the Company is responsible for a nonresident member tax of 7%. The imposed tax is paid on behalf of the Company for the nonresident or nonresident entity stockholders' income. The Company's Maryland tax filings for 2014, 2015, and 2016 remain subject to review by that state until 2018, 2019, and 2020, respectively.

Concentrations:

Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents.

Cash Balances: The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Purchases: The Company purchases supplies, USDA Prime steaks, seafood, and other meats from various vendors throughout the year. For the years ended December 31, 2016 and 2015, a total of 75% and 75% of all purchases came from a single meat and seafood vendor, respectively.

**Chicago Steak Company, Inc.**
**Notes to the Financial Statements**
**December 31, 2016 and 2015**

<u>Subsequent Events</u>:

The Company has evaluated all subsequent events through April 27, 2017, the date the financial statements were available to be issued.

Note 2:     Fair Value Measurement of Investments:

The Fair Value Measurements Topic of the Financial Accounting Standards Board Codification establishes a framework for measuring fair value under generally accepted accounting principles. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the Fair Value Measurements Topic are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's financial instruments include cash and cash equivalents, investments, loan receivable, related party, accounts payable, accrued expenses, and a short-term note payable. The fair value of short-term financial instruments at December 31, 2016 and 2015 approximates carrying values due to their short-term duration. Stockholders' loan receivable related party is carried at cost and is not readily marketable. It is impractical to estimate fair value. The fair values of investments have been determined using Level 1 inputs, considering the readily available market valuations.

**Chicago Steak Company, Inc.**
**Notes to the Financial Statements**
**December 31, 2016 and 2015**

Note 3:     Property and Equipment:

Property and equipment as of December 31 consists of the following:

|  | 2016 | 2015 |
|---|---|---|
| Computer equipment | $      8,049 | $      8,049 |
| Furniture | 2,370 | 2,370 |
| Total | 10,419 | 10,419 |
| Less accumulated depreciation | (10,129) | (9,936) |
| Property and equipment, net | $          290 | $          483 |

Depreciation charged to general and administrative expenses amounted to $193 and $375, respectively, for the years ended December 31, 2016 and 2015.

Note 4:     Note Payable:

The Company has a $100,000 note payable with BFS Capital. The note has an interest rate of 19% with a total repayment amount of $119,000. The note is personally guaranteed by a stockholder of the Company and is secured by all assets of the Company. Payments are due daily on the business day immediately following the issue date of November 10, 2015, and each business day thereafter up to and including the maturity date. As of December 31, 2016, the balance outstanding on the note payable was $71,627.

Note 5:     Operating Lease Commitments:

The Company leases office space under a non-cancelable operating leases expiring on July 31, 2018. Office lease expense included in general and administrative expenses amounted to $16,620 and $20,553 for the years ended December 31, 2016 and 2015, respectively.
Future minimum lease payments over the next three years are as follows:

Years Ending December 31:

| | |
|---|---|
| 2017 | 17,339 |
| 2018 | 10,290 |